TAHOE REPORTS 2012 RESULTS
Escobal Project on-track for 2013 mill commissioning

VANCOUVER, B.C. (March 8, 2013) – Tahoe Resources Inc. (TSX: THO, NYSE: TAHO) is pleased to announce financial results for the year ending December 31, 2012, and to update construction progress at its flagship Escobal project in Guatemala. Significant results for 2012 include (stated in U.S. dollars):

  Net earnings/(loss) for 2012 amounted to ($93.5 million) or ($0.65) per share.
  2012 cash outflow from operating activities amounted to $87.8 million.
  Corporate G&A expense amounted to $11.0 million, excluding non-cash share-based compensation of $8.0 million.
  Exploration expense amounted to $10.6 million.
  Capital additions for the year amounted to $122.9 million.
  A project-to-date total of $250.7 million of the $326.6 million budget has been spent towards construction of the 3500 tpd Escobal project.
  Cash and equivalents at year-end were $164.6 million.

Escobal Project Construction Update
EPCM activities for the process plant and ancillary facilities reached 69 percent completion by year-end. The project remains on schedule and on budget for mill commissioning in the second half of 2013 and commercial production in early 2014.

Nearly all structural concrete pours were completed and significant progress was made by year-end in the area of structural steel erection. By the end of December, structural steel was completed at the primary crusher and operations buildings, and was nearly complete at the secondary crushing facility and fine ore storage/reclaim facility.

The current focus is on mechanical and electrical installation, and the completion of the ball mill, flotation and filtration facilities. Progress is continuing on the dry tailings placement facility and the backfill paste plant.

Underground development advance is currently meeting expectations and is 70 percent complete. Stope development on the 1265 and 1290 levels is underway, and the mine is expected to be ready for mill commissioning in the second half of this year. Primary decline development completed to date will support five years of production. The declines are expected to reach the 1190 level in the fourth quarter of 2013 and once completed to that elevation will support an additional two years of production.

Work on the main ventilation raise from the 1290 level to the surface has commenced. By the end of January, the pilot Alimak raise (2.4 metre x 2.4 metre) had reached the surface. A steel lined collar will be installed in March, and the raise will be enlarged to six metre diameter down to the 1290 level.

A bulk sample from vein crosscut on the 1265 level was shipped and pilot plant testing has commenced. Concentrates from this test work will be sent to potential customer smelters and labs for conformation analysis prior to finalizing commercial contracts. Tailings samples will be used to fine tune backfill paste plant parameters.

Tahoe’s year-end financials, MD&A and AIF will be available on SEDAR and the Company’s website later in the day. Recent construction photographs are on the Company’s website at www.tahoeresourcesinc.com.

Permitting Update
The Company continues to work with the Guatemalan government regarding the issuance of the exploitation license. The Company was notified by the Guatemalan government in the first quarter of 2012 that all legal requirements for approval of the exploitation license have been fulfilled. “We have met with Guatemalan President Otto Perez Molina and he continues to assure us that the final Escobal permit will be issued soon,” said Tahoe President and CEO Kevin McArthur. He added that no delays to the project schedule are expected.

Management Change
Tahoe also announced today that Jaime Mondragon has resigned as the Company’s vice president and chief financial officer effective immediately. He is replaced by Mark T. Sadler who has been vice president metal sales and concentrate marketing. Mr. Sadler joined the Company in 2012 following employment with Glencore Ltd. and over 18 years with Rio Tinto, plc. He holds an MBA from Westminster College and a B.S. in accounting from the University of Utah. Mr. Sadler is a member of the American Institute of Certified Public Accountants.

“On behalf of the Board, I wish to thank Jaime for his outstanding achievements since our IPO in June, 2010. Mr. Mondragon has been integral to Tahoe’s startup activities and was a key participant in Tahoe’s growth from an early-stage exploration story to one of near production,” said Mr. McArthur.

About Tahoe Resources Inc.
Tahoe’s strategy is to develop the Escobal project into a profitable mining operation and to position itself as a leading silver producer with high quality, low cost assets in the Americas. Tahoe is a member of the S&P/TSX Composite and TSX Global Mining indices and the Russell 3000 on the NYSE. The Company is listed on the TSX as THO and on the NYSE as TAHO.

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Forward-Looking Statements
Tahoe Resources is a Canadian corporation operating in Canada, the United States and Guatemala. This news release contains “forward-looking information” within the meaning of applicable Canadian securities legislation, and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively referred to as “forward-looking information”). Wherever possible, words such as “plans,” “expects,” or “does not expect,” “budget,” “scheduled,” “estimates,” “forecasts,” “anticipate” or “does not anticipate,” “believe,” “intend,” and similar expressions or statements that certain actions, events or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved, have been used to identify forward-looking information. In particular, this news release describes potential future events related to: receiving an exploitation permit for Escobal; meeting the project schedule; achieving mill commissioning in the second half of 2013 and commercial production in early 2014; and Tahoe’s strategy to develop the Escobal project. Forward-looking information is based on management’s reasonable assumptions, estimates, expectations, analyses and opinions which are based on management’s experience and perception of trends, current conditions and expected developments, and other factors that management believes are relevant and reasonable in the circumstances, but which may prove to be incorrect. Assumptions have been made regarding, among other things, Tahoe’s ability to carry on exploration and development activities, the timely receipt of required approvals (including the exploitation permit for the Escobal project), the price of silver and other metals, costs of development and production, Tahoe’s ability to operate in a safe, and effective manner and its ability to obtain financing on reasonable terms. Readers are cautioned that the foregoing list is not exhaustive. Tahoe’s actual results, programs and financial position could differ materially from those anticipated in such forward-looking statements as a result of numerous factors, risks and uncertainties, many of which are beyond the Company’s control. These include, but are not necessarily limited to, results of exploration activities and development of mineral properties, the interpretation of drilling results and other geological data, the uncertainties of resource and reserve estimations, receipt and security of mineral property titles, receipt of licenses to conduct mining activities , country risks, civil unrest, project cost overruns or unanticipated costs and expenses, the availability of funds, fluctuations in metal prices, currency fluctuations, and general market and industry conditions. There is no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on this information. Tahoe does not undertake to update any forward-looking information, except as, and to the extent required by, applicable securities laws. For more information about the risks and challenges of Tahoe’s business, investors should review Tahoe’s current AIF available at www.sedar.com.

For further information, please contact:
Tahoe Resources Inc.
Ira M. Gostin, Vice President Investor Relations
investors@tahoeresourcesinc.com
Tel: 775-448-5807